

December 10, 2013

<u>Via E-mail</u>
Todd Takeyasu
Executive Vice President and Chief Financial Officer
Penn West Petroleum Ltd.
Suite 200, 207 – 9th Avenue SW
Calgary, Alberta, Canada T2P 1K3

Re: Penn West Petroleum Ltd.
       Form 40-F for the Fiscal Year ended December 31, 2012
       Filed March 15, 2013
       Response Letter dated October 15, 2013
       File No. 001-32895

Dear Mr. Takeyasu:

      We have reviewed your filing and response letter and have the following additional comments.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2012

2012 Annual Financial Statements

Note 3 - Significant Accounting Policies

c): Goodwill

1.   We have reviewed your response to prior comment four. We note your proposed disclosure regarding goodwill, as well as your historical disclosure in financial statement notes seven and eight. All of the information required by paragraphs 134(c), (e), and (f) of IAS 36 does not appear to be provided. For example, it appears that you are required to disclose the recoverable amount of your group of cash generating units that contain goodwill and a description of management's approach to determining the value assigned

to each key assumption. Please submit revised disclosure or clarify why you believe additional changes are not necessary. Refer to Example 9 of IAS 36 IE for guidance.

2.   We have reviewed your "comparison of recoverable amount to net book value" included with your prior response. It is unclear why the carrying value would not include exploration and evaluation assets, consistent with paragraph 21 of IFRS 6 and paragraph 75 of IAS 36. Please submit a revised schedule or clarify why you believe the carrying value is appropriate. Along with any revised schedule, please also quantify the costs of disposal as set forth in paragraph 28 of IAS 36.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                Sincerely,

                                /s/ Karl Hiller

                                Karl Hiller
                                Branch Chief